Exhibit 99.2

Aptorum Therapeutics Limited Enters into Letter of Intent and Term Sheet with Universal Sequencing Technology Corporation to Merge with Aptorum Group’s subsidiary Paths Innovations Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group” or “Company”), today announced that its wholly owned subsidiary Aptorum Therapeutics Limited (“ATL”) has entered into a non-binding Letter of Intent and Term Sheet (“Term Sheet”) to merge (“Transaction”) its 100% subsidiary, Paths Innovation Limited and its underlying business (collectively “PathsDx Group”) with Universal Sequencing Technology Corporation (“UST”), a San Diego and Boston based US company dedicated to the development and commercialization of advanced proprietary DNA sequencing technologies. Paths Innovation Limited currently holds, through its majority owned subsidiary Paths Diagnostics Pte. Limited, the PathsDx technology – a liquid biopsy NGS based technology for the diagnostics of infectious diseases. As consideration of the Transaction upon closing, ATL will become a shareholder of the combined company.

The Transaction and other ancillary distributions, where relevant, are subject to, among other matters, the execution of a mutually agreeable definitive agreement (the “Definitive Agreement”), completion of due diligence and subject to several conditions including, but not limited to, director and shareholder approvals. The relevant Term Sheet has been filed under a 6-K by the Company.

About Universal Sequencing Technology Corporation

Universal Sequencing Technology Corporation (UST) is a biotechnology company based in San Diego and Boston, established by a group of NGS veterans, dedicated in the development and commercialization of advanced DNA sequencing technologies. UST’s TELL-SeqTM linked read library technology enables short read NGS platforms, such as Illumina sequencers, to produce super long read results without a long read sequencer. A sequencing ready Illumina library can be prepared in 3 hours in a PCR tube, simple, fast and economic. It requires ultra-low DNA input, only 3-5ng for human genomes and 0.1-0.5ng for microbial genomes or target panels. With UST TELL-Seq library and a short read sequencer, one can do many previously incapable or difficult to do applications, such as de novo sequencing (microbe/animal/insect/plant), metagenomics (ID of new species and variants in microbiomes), whole genome or target phasing, detection of complicated SVs associated with genetic/rare diseases and cancers, genome-wide analysis of meiotic recombination, etc.. UST’s AmpliDropTM single cell technology offers users a fast and affordable but accurate single cell analysis tool capable of multiomics, isoform detection, and other advantages. Currently, UST has filed a total of 25 PCT patent applications covering linked read NGS library preparation, single cell sequencing and groundbreaking nano-sequencing technologies. UST is poised to lead the next wave of DNA sequencing.

About Aptorum’s PathsDx Program

PathsDx Test (formerly known as “RPIDD”) is an innovative liquid biopsy-driven rapid pathogen molecular diagnostics technology. PathsDx Test, through proprietary and patented technologies, is developed with the aim to, cost effectively through patient blood samples, enrich pathogenic DNA and RNA for pathogenic genome sequencing analysis through harnessing the power of Next-Generation Sequencing platforms and proprietary artificial intelligence-based software analytics with the goal to rapidly identify and detect any foreign pathogens (virus, bacteria, fungus, parasites) without bias through its genome composition and to identify other unknown pathogens and novel mutated pathogens. PathsDx Test is comprised of two proprietary metagenomics next-generation sequencing (mNGS) components: (i) HostEL for depletion of human background to enrich both pathogen DNA and RNA; (ii) AmpRE for one pot DNA/RNA library preparation for overall cost-effective amplification. PathsDx Test has been and continues to be validated in human clinical samples and so far, such testing has been able to detect pathogens – ranging from bacteria, fungi and both DNA and RNA based viruses in an unbiased manner.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited

Investor Relations

investor.relations@aptorumgroup.com

+44 20 80929299